Exhibit 99.1

Youku Tudou Announces First Quarter 2015 Unaudited Financial Results

Mobile Advertising Revenues Grew over 200% Year-on-Year; Consumer Revenues Grew 706% Year-on-Year

BEIJING, China, May 20, 2015 — Youku Tudou Inc. (NYSE: YOKU), China’s leading Internet television company (“Youku Tudou” or the “Company”), today announced its unaudited financial results for the first quarter 2015.

First Quarter 2015 Highlights1

•             Net revenues were RMB1.14 billion (US$183.8 million), a 47% increase from the corresponding period in 20142. Non-GAAP3 net revenues were RMB1.06 billion (US$170.4 million) in the first quarter of 2015, a 51% increase from the corresponding period in 2014.

•             Gross profit was RMB1.5 million (US$0.2 million), as compared to RMB132.1 million (US$21.3 million) from the corresponding period in 2014. Non-GAAP gross loss was RMB32.9 million (US$5.3 million) in the first quarter of 2015, as compared to non-GAAP gross profit of RMB90.4 million (US$14.6 million) from the corresponding period in 2014.

•             Net loss was RMB517.4 million (US$83.5 million), as compared to RMB176.0 million (US$28.4 million) from the corresponding period in 2014. Non-GAAP net loss was RMB481.8 million (US$77.7 million) in the first quarter of 2015, as compared to RMB157.1 million (US$25.3 million) from the corresponding period in 2014.

•             Basic and diluted loss per ADS, each representing 18 Class A ordinary shares of the Company, for the first quarter of 2015 amounted to RMB2.67 (US$0.43) and RMB2.67 (US$0.43), respectively. Non-GAAP basic and diluted loss per ADS for the first quarter of 2015 amounted to RMB2.49 (US$0.40) and RMB2.49 (US$0.40), respectively.

•             Cash, cash equivalents, restricted cash and short-term investments totaled RMB8.52 billion (US$1.37 billion) as of March 31, 2015.

•             Acquisition of property and equipment for the first quarter of 2015 was RMB73.0 million (US$11.8 million).

•             Acquisition of licensed copyright for the first quarter of 2015 was RMB495.2 million (US$79.9 million).

“The first quarter was marked by solid progress in the three key growth pillars that drive our business development for this year: accelerated topline growth, revenue diversification, and significant ramp up of web-native content. We believe this clear growth strategy will improve our business economics going forward,” said Victor Koo, Chairman and Chief Executive Officer of Youku Tudou. “From a more strategic perspective we note that multi-screen video has converged with neighboring industries, notably the pan-entertainment and media sectors, making us a strategic property and partner and positioning us amidst a much bigger growth opportunity going forward.”

1  The reporting currency of the Company is Renminbi (“RMB”), but for the convenience of the reader, the amounts presented throughout the release are in US dollars (“US$”). Unless otherwise noted, all conversions from RMB to US$ are made at a rate of RMB6.1990 to US$1.00, the effective noon buying rate as of March 31, 2015 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

2  As noted in the Company’s annual report for fiscal year 2014 on Form 20-F (the “2014 Annual Report”), certain adjustments were made to the Company’s historical consolidated financial statements reflecting certain revisions to its accounting treatment for (i) licensed copyrights and (ii) nonmonetary exchanges of licensed copyrights, as further described in the 2014 Annual Report. Accordingly, unaudited financial information in this release in relation to the first and fourth quarters of 2014 has been amended, where applicable, principally as a result of, and to reflect the adjustment caused by such revisions of the Company’s accounting treatment.

3  All non-GAAP measures exclude, as applicable, barter sublicensing revenues, amortization of licensed copyrights from nonmonetary content exchanges, share-based compensation expenses and amortization of intangible assets from business combination. The Company enters into nonmonetary exchanges of licensed copyrights, and generated nonmonetary barter sublicensing revenues from such transactions. As such, the company treats barter sublicensing revenues as non-GAAP net revenues item starting the first quarter of 2015. The business outlook guidance provided in the release of fourth quarter and fiscal year 2014 unaudited financial reports dated March 19, 2015 was also presented on non-GAAP net revenues basis. For further details on non-GAAP measures, please refer to the reconciliation table and a detailed discussion of the Company’s use of non-GAAP information set forth elsewhere in this press release.

Dele Liu, President of Youku Tudou, added, “We have aggressively stepped up our investments in content this year across all categories, especially in original content, PGC and UGC, to enhance our web-based content eco-system. Leveraging synergy among our various business units, we are working towards a more balanced and sustainable content mix in which proprietary web-native content will be the foremost category driving our revenue and traffic growth over time.”

First Quarter 2015 Results

Net revenues were RMB1.14 billion (US$183.8 million) in the first quarter of 2015, a 47% increase from the corresponding period in 2014. Non-GAAP net revenues, which is herein defined as net revenues excluding barter sublicensing revenues, were RMB1.06 billion (US$170.4 million) in the first quarter of 2015, a 51% increase from the corresponding period in 2014, exceeded the high end of the non-GAAP net revenues guidance previously announced by the Company.

Advertising net revenues were RMB892.7 million (US$144.0 million) in the first quarter of 2015, a 43% increase from the corresponding period in 2014, exceeded the high end of the advertising net revenues guidance previously announced by the Company. The growth was primarily attributable to the increased use by brand advertisers of our advertising services as evidenced by an increase in the number of advertisers and the rising average spend per advertiser.

Consumer revenues, which are mainly derived from our subscription-based service, mobile game joint operation and interactive live entertainment, were RMB120.8 million (US$19.5 million) in the first quarter of 2015, a 706% increase from the corresponding period in 2014. The growth was primarily attributable to the increasing user adoption of our consumer services as evidenced by expansion of subscriber base, growing paying users and average spend per user of our interactive live entertainment service, and increasing number of mobile game distributions.

Bandwidth costs as a component of cost of revenues were RMB306.8 million (US$49.5 million) in the first quarter of 2015, representing 29% of non-GAAP net revenues, as compared to 29% of non-GAAP net revenues for the corresponding period in 2014. This increase was primarily attributable to the increase in traffic and higher resolution quality of our video content.

Content costs as a component of cost of revenues were RMB669.0 million (US$107.9 million) in the first quarter of 2015, representing 59% of net revenues as compared to 46% of net revenues for the corresponding period in 2014. Non-GAAP content costs were RMB620.1 million (US$100.0 million) in the first quarter of 2015, representing 59% of non-GAAP net revenues, as compared to 46% of non-GAAP net revenues for the corresponding period in 2014. This increase was primarily due to expansion of our video content portfolio to support our new business growth initiatives.

Gross profit was RMB1.5 million (US$0.2 million) in the first quarter of 2015, as compared to RMB132.1 million (US$21.3 million) from the corresponding period in 2014. Non-GAAP gross loss was RMB32.9 million (US$5.3 million) in the first quarter of 2015, as compared to non-GAAP gross profit of RMB90.4 million (US$14.6 million) from the corresponding period in 2014.

Operating expenses were RMB544.1 million (US$87.8 million) in the first quarter of 2015, as compared to RMB312.0 million (US$50.3 million) for the corresponding period in 2014. Non-GAAP operating expenses were RMB474.0 million (US$76.5 million) in the first quarter of 2015, as compared to RMB251.3 million (US$40.5 million) for the corresponding period in 2014. Detailed discussion of each component of operating expenses is as follows:

Sales and marketing expenses were RMB320.4 million (US$51.7 million) in the first quarter of 2015, as compared to RMB185.7 million (US$30.0 million) for the corresponding period in 2014. Non-GAAP sales and marketing expenses were RMB286.7 million (US$46.3 million) in the first quarter of 2015, as compared to RMB163.2 million (US$26.3 million) for the corresponding period in 2014. This increase was primarily due to increases in marketing expenses and commission expenses paid to our sales force in line with our revenue growth.

Product development expenses were RMB139.6 million (US$22.5 million) in the first quarter of 2015, as compared to RMB80.1 million (US$12.9 million) for the corresponding period in 2014. Non-GAAP product development expenses were RMB120.0 million (US$19.4 million) in the first quarter of 2015, as compared to RMB62.0 million (US$10.0 million) for the corresponding period in 2014. This increase was primarily due to an increase in personnel related expenses for our product development in mobile, search, social, subscription and interactive live entertainment services.

General and administrative expenses were RMB84.1 million (US$13.6 million) in the first quarter of 2015, as compared to RMB46.1 million (US$7.4 million) from the corresponding period in 2014. Non-GAAP general and administrative expenses were RMB67.3 million (US$10.9 million) in the first quarter of 2015, as compared to RMB26.1 million (US$4.2 million) from the corresponding period in 2014. This increase was primarily due to increases in the personnel related expense and professional service fees.

Net loss was RMB517.4 million (US$83.5 million) in the first quarter of 2015, as compared to RMB176.0 million (US$28.4 million) for the corresponding period in 2014. Non-GAAP net loss was RMB481.8 million (US$77.7 million) in the first quarter of 2015, as compared to RMB157.1 million (US$25.3 million) from the corresponding period in 2014.

Business Outlook

For the second quarter of 2015, the Company expects non-GAAP net revenues will be between RMB1.47 billion and RMB1.52 billion, which with advertising net revenues contributing between RMB1.25 billion and RMB1.30 billion. This forecast reflects the Company’s current and preliminary view, which is subject to change.

Conference Call Information

Youku Tudou’s management will host an earnings conference call at 9:00 p.m. U.S. Eastern Time on May 20, 2015 (9:00 a.m. Beijing/Hong Kong Time on May 21, 2015).

Interested parties may participate in the conference call by dialing one of the following numbers below and entering passcode Youku# (i.e., 96858#) starting 10-15 minutes prior to the beginning of the call.

US Toll Free Dial In:	+1-866-519-4004
International Dial In:	+65-6723-9381
Mainland China Dial In:	+86-800-819-0121 / +86-400-620-8038
Hong Kong Dial In:	+852-3018-6771

A replay of the call will be available by dialing +61 2 8199 0299 and entering passcode 42452065. The replay will be available through May 28, 2015

This call will be webcast live and the replay will be available for 12 months. Both will be available on the Investor Relations section of Youku Tudou’s corporate website at http://ir.youku.com.

About Youku Tudou Inc.

Youku Tudou Inc. (NYSE: YOKU) is China’s leading Internet television company. Its Youku and Tudou Internet television platforms enable users to search, view and share high-quality video content quickly and easily across multiple devices. Its Youku brand and Tudou brand are among the most recognized online video brands in China. Youku Tudou’s American depositary shares, each representing 18 of Youku Tudou’s Class A ordinary shares, are traded on the NYSE under the symbol “YOKU.”

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Youku Tudou’s strategic and operational plans, contain forward-looking statements. Youku Tudou may also make written or oral forward-looking statements in its filings with the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Youku Tudou’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our goals and strategies; our future business development, financial condition and results of operations; the expected growth of the online video market in China; our expectations regarding demand for and market acceptance of our services; our expectations regarding the retention and strengthening of our relationships with key advertisers and customers; our plans to enhance user experience, infrastructure and service offerings; competition in our industry in China; and relevant government policies and regulations relating to our industry. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Youku Tudou does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Youku Tudou’s financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Youku Tudou uses the following measures defined as non-GAAP financial measures by the SEC in evaluating its business: non-GAAP net revenues, non-GAAP content costs, non-GAAP gross profit, non-GAAP operating expenses, non-GAAP sales and marketing expenses, non-GAAP product development expenses, non-GAAP general and administrative expenses, non-GAAP profit or loss from operations and non-GAAP net profit or loss and non-GAAP adjusted EBITDA profit or loss. We define non-GAAP net revenues as net revenues excluding barter sublicensing revenues. We define non-GAAP content costs as content costs excluding amortization of licensed copyrights from nonmonetary content exchanges, share-based compensation expenses and amortization of intangible assets from business combination in relation to user generated content. We define non-GAAP gross profit or loss as the respective nearest comparable GAAP financial measure to exclude barter sublicensing revenues, amortization of licensed copyrights from nonmonetary content exchanges, share-based compensation expenses and amortization of intangible assets from business combination in relation to user generated content. We define non-GAAP operating expenses as operating expenses excluding share-based compensation expenses, business combination related expenses and amortization of intangible assets from business combination in relation to customer relationship, technology and non-compete provisions. We define non-GAAP sales and marketing expenses as sales and marketing expenses excluding share-based compensation expenses and amortization of intangible assets from business combination in relation to customer relationship. We define non-GAAP product development expense as product development expenses excluding share-based compensation expenses and amortization of intangible assets from business combination in relation to technology. We define non-GAAP general and administrative expenses as general and administrative expenses excluding share-based compensation expenses, business combination related expenses and amortization of intangible assets from business combination in relation to non-compete provisions. We define non-GAAP profit or loss from operations as profit or loss from operations excluding barter sublicensing revenues, amortization of licensed copyrights from nonmonetary content exchanges , share-based compensation expenses, amortization of intangible assets from business combination and business combination related expenses. We define non-GAAP net profit or loss as net loss excluding barter sublicensing revenues, amortization of licensed copyrights from nonmonetary content exchanges , share-based compensation expenses, amortization of intangible assets from business combination and business combination related expenses. We define non-GAAP adjusted EBITDA profit or loss as net profit or loss before income taxes, interest expenses, interest income, depreciation and amortization (excluding amortization of acquired content), further adjusted for barter sublicensing revenues, amortization of licensed copyrights from nonmonetary content exchanges, share-based compensation expenses, amortization of intangible assets from business combination, business combination related expenses and other non-operating items.

We present non-GAAP financial measures because they are used by our management to evaluate our operating performance. We also believe that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating our results of operations in the same manner as our management and in comparing financial results across accounting periods and to those of our peer companies. A limitation of using non-GAAP financial measures is that non-GAAP measures exclude share-based compensation charges that have been and will continue to be significant recurring expenses in Youku Tudou’s business for the foreseeable future.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP financial measures” at the end of this release.

For more information, please contact:

Chang You

Youku Tudou Inc.

Tel: (+8610) 5885-1881 x 8066

Email: changyou@youku.com

YOUKU TUDOU INC.

CONSOLIDATED BALANCE SHEETS

	As of
(Amounts in thousands, except for number of shares)	December 31, 2014	March 31, 2015	March 31, 2015
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
ASSETS

Current assets:
Cash and cash equivalents	3,820,742	2,886,812	465,690
Restricted cash	617,586	1,293,094	208,597
Short-term investments	4,021,199	4,338,524	699,875
Accounts receivable	1,719,760	1,931,492	311,581
Licensed copyrights, net	220,152	241,680	38,987
Amounts due from related parties	125,204	53,417	8,617
Deferred tax assets, net	2,283	2,283	368
Prepayments and other assets	117,716	321,536	51,869
Total current assets	10,644,642	11,068,838	1,785,584

Non-current assets:
Property and equipment, net	293,027	329,961	53,229
Long-term investments	67,293	97,046	15,655
Available-for-sale financial assets	—	21,267	3,431
Licensed copyrights, net	505,173	626,619	101,084
Intangible assets, net	875,502	872,397	140,732
Capitalized content production costs	1,678	1,647	266
Prepayments and other assets	431,377	418,053	67,439
Goodwill	4,262,569	4,262,569	687,622
Total non-current assets	6,436,619	6,629,559	1,069,458

TOTAL ASSETS	17,081,261	17,698,397	2,855,042

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable	563,009	735,863	118,707
Advances from customers and deferred revenue	36,232	84,264	13,593
Amounts due to related parties	4	1	—
Accrued expenses and other liabilities	1,668,122	1,782,215	287,502
Short-term bank loans	500,000	1,170,253	188,781
Total current liabilities	2,767,367	3,772,596	608,583

Non-current liabilities:
Deferred tax liabilities	213,608	213,608	34,458
Other liabilities	6,570	15,030	2,425
Total non-current liabilities	220,178	228,638	36,883

Total liabilities	2,987,545	4,001,234	645,466

Commitments and contingencies

Shareholders’ equity:
Class A Ordinary Shares (US$0.00001 par value, 9,340,238,793 authorized, 3,123,742,699 and 3,135,586,285 issued as of December 31, 2014 and March 31, 2015, respectively, 2,834,270,299 and 2,846,113,885 outstanding as of December 31, 2014 and March 31, 2015, respectively)	201	202	33
Class B Ordinary Shares (US$0.00001 par value, 659,761,207 authorized, 645,691,903 and 645,691,903 issued and outstanding as of December 31, 2014 and March 31, 2015, respectively)	48	48	8
Additional paid-in capital	18,878,497	18,962,797	3,059,009
Treasury stock (at cost, 289,472,400 and 289,472,400 as of December 31, 2014 and March 31, 2015, respectively)	(1,845,892)	(1,845,892)	(297,773)
Statutory reserves	13,146	13,146	2,121
Accumulated deficit	(2,681,658)	(3,199,099)	(516,068)
Accumulated other comprehensive loss	(270,626)	(234,039)	(37,754)
Total shareholders’ equity	14,093,716	13,697,163	2,209,576

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	17,081,261	17,698,397	2,855,042

YOUKU TUDOU INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Amounts in thousands, except for number of shares and	For the Three Months Ended
ADS and per share and per ADS data)	March 31, 2014	December 31, 2014	March 31, 2015	March 31, 2015
	RMB	RMB	RMB	US$
	(Unaudited- As revised)	(Unaudited- As revised)	(Unaudited)	(Unaudited)

Net revenues (including advertising net revenues from related parties amounting to RMB110,201 and RMB48,010 for the three months ended December 31, 2014 and March 31, 2015, respectively)	774,685	1,282,369	1,139,458	183,814

Cost of revenues (Note 1)	(642,560)	(1,047,736)	(1,137,987)	(183,576)

Gross profit	132,125	234,633	1,471	238

Operating expenses:
Product development	(80,138)	(123,271)	(139,573)	(22,515)
Sales and marketing	(185,696)	(343,647)	(320,433)	(51,691)
General and administrative	(46,129)	(78,721)	(84,058)	(13,560)
Total operating expenses	(311,963)	(545,639)	(544,064)	(87,766)

Government grant income	—	20,641	123	20

Loss from operations	(179,838)	(290,365)	(542,470)	(87,508)

Interest income	6,053	22,660	29,811	4,809
Interest expenses	—	—	(10,743)	(1,733)
Share of net loss of equity investee	—	(840)	(1,247)	(201)
Other income (loss), net	(2,259)	(1,195)	7,352	1,186
Total other income, net	3,794	20,625	25,173	4,061

Loss before income taxes	(176,044)	(269,740)	(517,297)	(83,447)
Income tax expense	—	(51,815)	(144)	(23)

Net loss	(176,044)	(321,555)	(517,441)	(83,470)

Other comprehensive (loss) income, before tax
Foreign currency translation adjustments	20,959	(35,370)	36,587	5,902
Other comprehensive (loss) income, before tax	20,959	(35,370)	36,587	5,902
Income tax expense related to components of other comprehensive (loss) income	—	—	—	—

Other comprehensive (loss) income, net of tax	20,959	(35,370)	36,587	5,902

Net loss per share, basic and diluted	(0.06)	(0.09)	(0.15)	(0.02)
Net loss per ADS (each ADS represents 18 class A ordinary shares), basic and diluted	(1.05)	(1.66)	(2.67)	(0.43)
Shares used in computation, basic and diluted	3,021,981,224	3,483,140,763	3,485,681,620	3,485,681,620
ADSs used in computation, basic and diluted	167,887,845	193,507,820	193,648,978	193,648,978

The accompanying notes are an integral part of the press release.

Note 1. Cost of Revenues

	For the Three Months Ended
(Amounts in thousands)	March 31, 2014	December 31, 2014	March 31, 2015	March 31, 2015
	RMB	RMB	RMB	US$
	(Unaudited-As revised)	(Unaudited-As revised)	(Unaudited)	(Unaudited)
Cost of revenues:
Value added, business taxes and surcharges	62,958	115,494	98,388	15,872
Bandwidth costs	201,889	272,196	306,835	49,497
Depreciation of servers and other equipment	20,165	28,935	34,349	5,542
Interactive broadcasting revenue sharing fees	988	20,101	24,087	3,886
Cost of goods sold	—	—	5,337	862
Content costs	356,560	611,010	668,991	107,917
Total Cost of Revenues	642,560	1,047,736	1,137,987	183,576

YOUKU TUDOU INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Three Months Ended
(Amounts in thousands)	March 31, 2014	December 31, 2014	March 31, 2015	March 31, 2015
	RMB	RMB	RMB	US$
	(Unaudited- As revised)	(Unaudited- As revised)	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net loss	(176,044)	(321,555)	(517,441)	(83,470)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities
Depreciation of fixed assets	26,517	35,398	40,676	6,562
Bad debt expense	(6,473)	5,616	14,800	2,387
Amortization of licensed copyrights	206,863	404,461	450,865	72,732
Amortisation and impairment of intangible assets and capitalized content production costs	5,930	16,148	13,930	2,247
Barter sublicensing revenues	(74,311)	(18,009)	(83,239)	(13,428)
Loss (gain) on disposal of property and equipment	90	146	(47)	(8)
Foreign exchange loss (gain)	2,164	4,262	(20,070)	(3,238)
Share-based compensation	70,220	85,614	79,772	12,868
Deferred income tax benefits	—	(10)	—	—
Share of net loss of equity investee	—	840	1,247	201
Changes in operating assets and liabilities, net of acquisition:
Restricted cash	(2)	552,632	(5,507)	(888)
Accounts receivable	179,153	(99,230)	(101,326)	(16,346)
Amounts due from related parties	—	(53,164)	(53,417)	(8,617)
Prepayments and other assets	(10,615)	(25,241)	(103,103)	(16,632)
Capitalized content production costs	(2,972)	(22,588)	(21,974)	(3,545)
Accounts payable	4,574	20,564	71,836	11,588
Advances from customers and deferred revenue	1,816	10,644	36,933	5,958
Accrued expenses and other liabilities	29,591	290,176	88,424	14,263
Amount due to related parties	—	(114)	1	—
Net cash provided by operating activities	256,501	886,590	(107,640)	(17,366)

Cash flows from investing activities:
Acquisition of property and equipment	(28,191)	(52,172)	(72,990)	(11,774)
Purchase of available-for-sale financial assets	—	—	(21,267)	(3,431)
Proceeds received from maturity of short-term investments	1,132,459	265,580	—	—
Short-term investments placed with financial institutions	(1,391,239)	(1,156,085)	(280,308)	(45,218)
Proceeds from disposal of property and equipment	180	7	47	8
Collection of loans to third parties	—	5,600	—	—
Loans to third parties	—	(5,000)	(3,000)	(484)
Acquisition of shares of investees	—	(18,133)	—	—
Acquisition of licensed copyrights	(165,891)	(477,310)	(495,247)	(79,891)
Acquisition of intangible assets	—	(981)	—	—
Net cash used in investing activities	(452,682)	(1,438,494)	(872,765)	(140,790)

Cash flows from financing activities:
Exercise of employee stock options	11,809	3,176	4,529	731
Increase in restricted cash	—	(611,900)	(670,000)	(108,082)
Proceeds from short-term bank loans	—	500,000	670,253	108,123
Repurchase of ADS	—	(552,248)	—	—
Proceeds from Ali investment, net of issuance costs	—	(272)	—	—
Net cash provided by (used in) financing activities	11,809	(661,244)	4,782	772
Effect of exchange rate changes on cash and cash equivalents	18,795	(39,632)	41,693	6,726
Net (decrease) increase in cash and cash equivalents	(165,577)	(1,252,780)	(933,930)	(150,658)
Cash and cash equivalents at the beginning of the period	1,764,221	5,073,522	3,820,742	616,348
Cash and cash equivalents at the end of the period	1,598,644	3,820,742	2,886,812	465,690

Reconciliations of Non-GAAP results of operations measures to the nearest comparable GAAP financial measures (1) (Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), unaudited)

1. Non-GAAP Net Revenues

	For the Three Months Ended
	March 31, 2014	December 31, 2014	March 31, 2015	March 31, 2015
	RMB	RMB	RMB	US$

Net Revenues	774,685	1,282,369	1,139,458	183,814
Deduct: barter sublicensing revenues	74,311	18,009	83,239	13,428
Non-GAAP Net Revenues	700,374	1,264,360	1,056,219	170,386

2. Non-GAAP Content Costs

	For the Three Months Ended
	March 31, 2014	December 31, 2014	March 31, 2015	March 31, 2015
	RMB	RMB	RMB	US$

Content costs	356,560	611,010	668,991	107,917
Deduct: amortization of licensed copyrights from nonmonetary content exchanges	18,512	31,416	36,445	5,879
Deduct: share-based compensation	12,223	13,297	12,407	2,001
Deduct: amortization of intangible assets from business combination	1,860	—	—	—
Non-GAAP content costs	323,965	566,297	620,139	100,037

3. Non-GAAP Gross Profit (Loss)

	For the Three Months Ended
	March 31, 2014	December 31, 2014	March 31, 2015	March 31, 2015
	RMB	RMB	RMB	US$

Gross profit	132,125	234,633	1,471	238
Deduct: barter sublicensing revenues	74,311	18,009	83,239	13,428
Add back: amortization of licensed copyrights from nonmonetary content exchanges	18,512	31,416	36,445	5,879
Add back: share-based compensation	12,223	13,297	12,407	2,001
Add back: amortization of intangible assets from business combination	1,860	—	—	—
Non-GAAP gross profit (loss)	90,409	261,337	(32,916)	(5,310)

4. Non-GAAP Operating Expenses

	For the Three Months Ended
	March 31, 2014	December 31, 2014	March 31, 2015	March 31, 2015
	RMB	RMB	RMB	US$

Operating expenses	311,963	545,639	544,064	87,766
Deduct: share-based compensation	57,997	72,317	67,365	10,867
Deduct: amortization of intangible assets from business combination	2,691	2,691	2,691	434
Non-GAAP operating expenses	251,275	470,631	474,008	76,465

5. Non-GAAP Sales and Marketing Expenses

	For the Three Months Ended
	March 31, 2014	December 31, 2014	March 31, 2015	March 31, 2015
	RMB	RMB	RMB	US$

Sales and marketing expenses	185,696	343,647	320,433	51,691
Deduct: share-based compensation	21,172	31,832	32,351	5,219
Deduct: amortization of intangible assets from business combination	1,344	1,344	1,344	217
Non-GAAP sales and marketing expenses	163,180	310,471	286,738	46,255

6. Non-GAAP Product Development Expenses

	For the Three Months Ended
	March 31, 2014	December 31, 2014	March 31, 2015	March 31, 2015
	RMB	RMB	RMB	US$

Product development expenses	80,138	123,271	139,573	22,515
Deduct: share-based compensation	17,206	17,877	18,708	3,018
Deduct: amortization of intangible assets from business combination	905	905	905	146
Non-GAAP product development expenses	62,027	104,489	119,960	19,351

7. Non-GAAP General and Administrative Expenses

	For the Three Months Ended
	March 31, 2014	December 31, 2014	March 31, 2015	March 31, 2015
	RMB	RMB	RMB	US$
General and administrative expenses	46,129	78,721	84,058	13,560
Deduct: share-based compensation	19,619	22,608	16,306	2,630
Deduct: amortization of intangible assets from business combination	442	442	442	71
Non-GAAP general and administrative expenses	26,068	55,671	67,310	10,859

8. Non-GAAP Loss from Operations

	For the Three Months Ended
	March 31, 2014	December 31, 2014	March 31, 2015	March 31, 2015
	RMB	RMB	RMB	US$

Loss from operations	(179,838)	(290,365)	(542,470)	(87,508)
Deduct: barter sublicensing revenues	74,311	18,009	83,239	13,428
Add back: amortization of licensed copyrights from nonmonetary content exchanges	18,512	31,416	36,445	5,879
Add back: share-based compensation	70,220	85,614	79,772	12,868
Add back: amortization of intangible assets from business combination	4,551	2,691	2,691	434
Non-GAAP loss from operations	(160,866)	(188,653)	(506,801)	(81,755)

9. Non-GAAP Net Loss

	For the Three Months Ended
	March 31, 2014	December 31, 2014	March 31, 2015	March 31, 2015
	RMB	RMB	RMB	US$

Net loss	(176,044)	(321,555)	(517,441)	(83,470)
Deduct: barter sublicensing revenues	74,311	18,009	83,239	13,428
Add back: amortization of licensed copyrights from nonmonetary content exchanges	18,512	31,416	36,445	5,879
Add back: share-based compensation	70,220	85,614	79,772	12,868
Add back: amortization of intangible assets from business combination	4,551	2,691	2,691	434
Non-GAAP net loss	(157,072)	(219,843)	(481,772)	(77,717)

10.  Non-GAAP adjusted EBITDA Loss

	For the Three Months Ended
	March 31, 2014	December 31, 2014	March 31, 2015	March 31, 2015
	RMB	RMB	RMB	US$

Net loss	(176,044)	(321,555)	(517,441)	(83,470)
Add back:
Depreciation and amortization (excluding amortization of acquired content) (2)	26,527	35,408	40,686	6,563
Interest income	(6,053)	(22,660)	(29,811)	(4,809)
Interest expenses	—	—	10,743	1,733
Income taxes	—	51,815	144	23
EBITDA loss	(155,570)	(256,992)	(495,679)	(79,960)

Adjustments:
Barter sublicensing revenues	(74,311)	(18,009)	(83,239)	(13,428)
Amortization of licensed copyrights from nonmonetary content exchanges	18,512	31,416	36,445	5,879
Share-based compensation	70,220	85,614	79,772	12,868
Amortization of intangible assets from business combination	4,551	2,691	2,691	434
Others, net	2,259	1,195	(7,352)	(1,186)
Non-GAAP adjusted EBITDA loss	(134,339)	(154,085)	(467,362)	(75,393)

(1)              For more information on the Non-GAAP financial measures, please see the section captioned “About Non-GAAP Financial Measures” in this earnings release.

(2)              The amortization expense was related to an advertising license acquired in April 2010. The amortization of acquired content was not treated as a Non-GAAP adjustment.